FOR IMMEDIATE RELEASE
- ---------------------

     Contact:  George Sard/Anna Cordasco     Michael Claes
               Sard Verbinnen & Co.          Burson Marsteller
               (212) 687-8080                (212) 614-5236

                  TRACINDA TO COMMENCE CASH TENDER OFFER FOR
                14 MILLION CHRYSLER SHARES AT $50.00 PER SHARE
                ----------------------------------------------

     LAS VEGAS, NV, June 26, 1995 -- Tracinda Corporation announced today that it will commence a cash tender offer for up to 14 million shares of common stock of Chrysler Corporation (NYSE:C) at a price of $50.00 per share. The tender offer, which will commence this week, will not be subject to financing.

     Tracinda has been Chrysler's largest shareholder for five years. Increasing its position in Chrysler reflects Tracinda's continuing belief that Chrysler is a good investment and its ongoing commitment to enhancing value for all Chrysler shareholders.

     The tender offer will be conditioned on, among other things, exemption from or the non-applicability of a Michigan insurance statute. This statute is presumed to apply to an owner of 10% or more of Chrysler's outstanding common shares because Chrysler has insurance operations in Michigan. These operations represent an immaterial percentage of Chrysler's total assets.

     In addition to seeking an exemption from the Michigan insurance statute, Tracinda also said that it has filed suit in Federal Court in Michigan seeking a determination that the Michigan Insurance Bureau has no authority to regulate Tracinda's purchase of additional Chrysler shares pursuant to the offer.

     Tracinda is currently blocked from purchasing more than 15% of Chrysler's total outstanding shares under the terms of Chrysler's poison pill.

     Wasserstein Perella & Co., Inc. will be dealer-manager for the tender offer.

     Tracinda currently owns 36 million shares of the approximately 369 million outstanding shares of Chrysler common stock.

                                      ###